EXHIBIT (a)(1)

August 17, 2007

Dear Stockholder:

We are pleased to inform you that on August 6, 2007, Infocrossing, Inc. (the “Company”) entered into an Agreement and Plan of Merger with Wipro Limited (“Parent”) and Roxy Acquisition Corp. (“Offeror”), a wholly owned subsidiary of Wipro.

Under the terms of the Merger Agreement and subject to the conditions set forth in Offeror’s Offer to Purchase and related materials enclosed with this letter, Offeror is commencing today a cash tender offer (the “Tender Offer”) to purchase all of the outstanding shares of the common stock of the Company (the “Shares”), at a purchase price of $18.70 per Share, net to the holder in cash without interest, less any required withholding taxes. Unless subsequently extended, the Tender Offer is currently scheduled to expire at 11:59 p.m., New York City time, on September 17, 2007.

The Tender Offer is subject to a number of conditions, as described in the enclosed Schedule 14D-9. If successful, the Tender Offer will be followed by the merger of Offeror into the Company, with the Company being the surviving corporation (the “Merger’). In the Merger, Shares not purchased in the Tender Offer (other than any Shares in respect of which appraisal rights are validly exercised and perfected under Delaware law) will be converted into the right to receive the same $18.70 per Share cash payment, without interest, paid in the Tender Offer.

The Company’s board of directors (the “Board”) has unanimously approved the Merger Agreement, the Tender Offer and the Merger and has determined that the Merger Agreement and the transactions contemplated thereby (including the Tender Offer and the Merger) are advisable, fair to and in the best interests of the stockholders of the Company. ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER.

In arriving at its recommendations, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Offeror’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares, set forth the terms and conditions of Offeror’s Tender Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Sincerely yours,

Zach Lonstein
Chairman and Chief Executive Officer